UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Entry into Subscription Agreements and CTTQ Amendment

On October 11, 2024, Inventiva S.A. (the “Company”) entered into subscription agreements (collectively, the “T1 Subscription Agreement”) with certain investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors ordinary shares of the Company, nominal value €0.01 per share (“ordinary shares”), or in lieu thereof, pre-funded warrants to purchase ordinary shares (the “pre-funded warrants”) as part of a multi-tranche private placement (the “Transaction”). The Transaction consists of the following:

•	The issuance of an aggregate of 34,600,507 ordinary shares (the “T1 Shares”) and 35,399,481 pre-funded warrants to purchase an aggregate of 35,399,481 ordinary shares (the “T1 BSAs” and together with the T1 Shares, the “T1 Securities”) for aggregate gross proceeds of €94.1 million, subject to satisfaction of customary closing conditions. The subscription price for the T1 Shares is €1.35 per share (the “T1 Share Subscription Price”), and the subscription price of each T1 BSA is €1.34 per share (the “T1 BSA Subscription Price”), representing the T1 Subscription Price less the nominal value per ordinary share of €0.01.

•	The issuance of an aggregate of 7,872,064 ordinary shares (the “T1bis Shares”) and 8,053,847 pre-funded warrants to purchase an aggregate of 8,053,847 ordinary shares (the “T1bis BSAs” and together with the T1bis Shares, the “T1bis Securities”) for aggregate gross proceeds of €21.4 million, subject to satisfaction of applicable conditions precedent, including the approval of the shareholders at a general meeting of the shareholders to be held no later than December 16, 2024 (the “General Meeting”). The subscription price for the T1bis Shares and T1bis BSAs will be equal to the T1 Share Subscription Price and T1 BSA Subscription Price, respectively.

•	The issuance of a number of ordinary shares (or, in lieu of ordinary shares, pre-funded warrants) (the “T2 Shares”) to be determined by the Company’s board of directors (the “Board”), to which warrants to purchase ordinary shares are attached (the “T3 BSAs” and together with the T2 Shares, the “ABSAs”), for aggregate gross proceeds of €116 million, subject to satisfaction of applicable conditions precedent, including the approval of the shareholders at the General Meeting. Pursuant to the T1 Subscription Agreement, upon the satisfaction of applicable conditions precedent, each Investor will be obligated to purchase a number of ABSAs pro rata to the number of T1 Securities purchased by the investor pursuant to a second subscription agreement, the form of which is attached an annex to the T1 Subscription Agreement (collectively, the “T2 Subscription Agreement” and together with the T1 Subscription Agreement, the “Subscription Agreements”). The subscription price of the ABSAs will be equal to the lower of (i) the T1 Subscription Price or (ii) the volume-weighted average of the price of the ordinary shares on Euronext Paris during the five trading sessions preceding pricing of the ABSAs. The T3 BSAs will have an exercise price of €1.50 per ordinary share and will only become exercisable upon the occurrence of a specified triggering event (or the waiver thereof), for maximum proceeds upon exercise of €116 million (assuming all T3 BSAs are exercised).

The Subscription Agreements contain representations and warranties and agreements of the Company and the Investors. The Company expects to issue the T1 Securities on October 17, 2024, subject to customary closing conditions.

Aggregate gross proceeds from the issuance of the T1 Securities will be €94.1 million (or net proceeds of €86.6 million). The Company intends to use the proceeds from the issuance of the T1 Securities, together with available cash, as follows: approximately 85% for the clinical program evaluating lanifibranor for the treatment of MASH (“NATiV3”) and, in the event of positive NATiV3 results, for the submission of a new drug application, and the remainder, approximately 15%, for general corporate purposes. Subject to satisfaction of the applicable conditions precedent, aggregate proceeds from the remaining tranches of the Transaction are expected to be (i) €21.4 million from the issuance of the T1bis Securities; (ii) €116 million from the issuance of the ABSAs ; and (iii) €116 million from the issuance of the ordinary shares underlying the T3 BSAs upon the exercise of the T3 BSAs, assuming all T3 BSAs are exercised. Subject to satisfaction of the applicable conditions precedent, the Company plans to use the proceeds from the issuance of the T1bis Securities and ABSAs to fund the continuation of the NATiV3 trial, as well as to initiate a Phase 3 trial in compensated cirrhosis, until the announcement of NATiV3 topline results scheduled for the second half of 2026. Subject to satisfaction of the applicable conditions precedent and exercise of all T3 BSAs, the Company plans to use the proceeds from the issuance of ordinary shares underlying the T3 BSAs to fund the Company’s pre-commercialization activities, including applications for regulatory approval for lanifibranor, if necessary. However, the conditions precedents for the issuance of the T1bis Securities and ABSAs, as applicable, may not be met, the triggering event for exercisability of the T3 BSAs may not occur, and/or the Investors may opt not to exercise any or all of the T3 BSAs, in which case the gross proceeds received by the Company from the Transaction will be lower than expected.

Pursuant to the T1 Subscription Agreement and subject to shareholder approval at the General Meeting, the Company has appointed Mark Pruzanski, M.D. and Srinivas Akkaraju, M.D., Ph.D., as members of the Board. Subject to his appointment as a member of the Board, the Board has also appointed Dr. Pruzanski as Chairman of the Board. The Company has further agreed to nominate up to four additional persons for approval as members of the Board at the General Meeting or at a later general meeting of shareholders, upon the proposal of certain of the Investors. Such additional members of the Board would replace existing members of the Board (other than Frédéric Cren, Dr. Pruzanski and Dr. Akkaraju).

Concurrent with the execution of the T1 Subscription Agreement, the Company also entered into an amendment (the “CTTQ Amendment”) to its exclusive license and collaboration agreement (as so amended, the “CTTQ License Agreement”) with Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”). Pursuant to the CTTQ Amendment, in the event the Company, prior to December 31, 2024, receives commitments from investors to subscribe for equity in the Company, in one or two tranches, of a total amount of at least €180 million (an “Equity Raise”), CTTQ has agreed to pay the Company up to $30 million upon the achievement of certain fundraising and clinical milestones, including (i) $10 million upon completion of the first tranche of the Equity Raise of $90 million, (ii) $10 million upon completion of the second tranche of the Equity Raise of $90 million and (iii) $10 million upon the publication by the Company of positive topline data announcing that any key primary endpoint or key secondary endpoint of the Phase 3 global trial, with any dosage regimen tested in the trial, has been met. Under the terms of the CTTQ Amendment, the total amount of milestone payments payable under the CTTQ License Agreement remains unchanged, while the percentage of royalties that the Company is eligible to receive based on incremental annual net sales of licensed product has been reduced to the low single digits.

The T1 Securities, T1bis Securities, ABSAs and the ordinary shares issuable upon the exercise of the pre-funded warrants and T3 BSAs have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are offered pursuant to the exemption from registration provided in Section 4(a)(2) under the Securities Act.

The foregoing descriptions of the Subscription Agreements, the terms and conditions of the securities to be issued thereunder and the CTTQ Amendment are qualified in their entirety by reference to the form of T1 Subscription Agreement, the form of T2 Subscription Agreement and the CTTQ Amendment, copies of which are filed as Exhibits 99.1, 99.2 and 99.3 to this Report of Foreign Private Issuer on Form 6-K, respectively, and are incorporated by reference herein.

On October 14, 2024, the Company issued a press release announcing the Transaction. A copy of the press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this Form 6-K are forward-looking statements. These statements include, but are not limited to, the timing and completion of the Transaction; the anticipated proceeds from the Transaction and the Company’s expected use of such proceeds; the satisfaction, in part or full of the conditions precedent to the issuance of the T1bis Securities and the ABSAs; the occurrence of the triggering event for the exercise of the T3 BSAs; the exercise of the Investors of the ordinary shares underlying the pre-funded warrants or T3 BSAs in full or in part; the Company’s expectations regarding its collaboration agreement with CTTQ, including the achievement of specified milestones thereunder; and the Company’s expectations with respect to its clinical trials, including NATiV3. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management’s beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond the Company’s control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by the Company or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that the Company cannot provide assurance on the impacts of the previously-announced Suspected Unexpected Serious Adverse Reaction (SUSAR) on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that the Company is a clinical-stage company with no approved products and no historical product revenues, the Company has incurred significant losses since inception, the Company has a limited operating history and has never generated any revenue from product sales, the Company requires additional capital to finance its operations, in the absence of which, the Company may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, the Company’s ability to obtain financing and to enter into potential transactions, the Company’s future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of the Company’s clinical trials may not support the Company’s product candidate claims, the Company’s expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to the Company’s clinical trials, the Company’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH/NASH may not be realized and may not support the approval of a New Drug Application, the Company may encounter substantial delays beyond its expectations in its clinical trials or the Company may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of the Company to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside the Company’s control, the Company’s product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, the Company faces substantial competition and the Company’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrollment and completion of the Company’s clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this report on Form 6-K. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2023 filed with the Autorité des Marchés Financiers on April 3, 2024, and the Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on April 3, 2024 for other risks and uncertainties affecting the Company, including those described from time to time under the caption “Risk Factors”. Other risks and uncertainties of which the Company is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this report on Form 6-K is as of the date of the report. Except as required by law, the Company has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, the Company accepts no liability for any consequences arising from the use of any of the above statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of T1 Subscription Agreement
99.2	Form of T2 Subscription Agreement (attached as Annex II to the T1 Subscription Agreement)
99.3*	Amendment No. 4 to the Exclusive License and Collaboration Agreement, dated as of October 11, 2024
99.4	Press Release, dated October 14, 2024

* Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: October 15, 2024	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer